FLOWSTONE OPPORTUNITY FUND SC TO-I

EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

FlowStone Opportunity Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$645,946	$0.0001381	$89.21
Fees Previously Paid	$52,988,449	$0.0001381	7,317.70
Total Transaction Valuation	$53,634,395
Total Fees Due for Filing			$7,406.91
Total Fees Previously Paid			7,317.70
Total Fee Offsets			—
Net Fee Due			$89.21

NoneNone Rule – N/A